Brilliant Acquisition Corporation

99 Dan Ba Road, C-9, Putuo District,

Shanghai, Peoples Republic of China

November 13, 2023

VIA EDGAR & TELECOPY

Cara Wirth

Lilyanna Peyser

Division of Corporation Finance

United States Securities and Exchange Commission

100 F St NE

Washington, DC 20549

Re:	Brilliant Acquisition Corporation (the “Company”)
Registration Statement on Form S-4
File No. 333-273401 (the “Registration Statement”)

Dear Ms. Wirth and Ms. Peyser:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that the Registration Statement will become effective as of 5:00 p.m. on November 13, 2023, or as soon thereafter as practicable.

Very truly yours,

BRILLIANT ACQUISITION CORPORATION

By:	/s/ Peng Jiang
Name: Dr. Peng Jiang Title: Chief Executive Officer